1. Name and Address of Reporting Person
   Thompson, John S.
   385 Dreshertown Road
   Ft. Washington, PA 19034
2. Issuer Name and Ticker or Trading Symbol
   SPS TECHNOLOGIES, INC. (ST)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President and COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              20000            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Non Qualified  $30.9688                                             04/26/2010 Common                      12000    D
Stock Options                                                                  Stock
Non Qualified  $34.435  02/13/2002 A      V  26269       02/13/2003 02/12/2012 Common  26269    $0.0000    26269    D
Stock Options                                <F1>                              Stock
Non Qualified  $37.1875                                             09/30/2009 Common                      61555    D
Stock Options                                                                  Stock
Non Qualified  $51.1                                                02/14/2011 Common                      18462    D
Stock Options                                                                  Stock
Incentive      $30.9688                                             04/26/2010 Common                      3000     D
Stock Options                                                                  Stock
Incentive      $34.435  02/13/2002 A      V  3731        02/13/2005 02/12/2012 Common  3731     $0.0000    3731     D
Stock Options                                <F1>                              Stock
Incentive      $37.1875                                             09/30/2009 Common                      13445    D
Stock Options                                                                  Stock
Incentive      $51.1                                                02/14/2011 Common                      1538     D
Stock Options                                                                  Stock

Explanation of Responses:

<F1>
These options were granted as an incentive to the recipient and the number granted was calculated using the fair market value of the Company's common stock on the grant date. 20% of the options granted become exercisable one year after the grant date,and the remainder become exercisable in annual 20% increments thereafter.

SIGNATURE OF REPORTING PERSON
/s/ John S. Thompson

DATE
03/12/2002